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                                 PETER J. WILKE
                                 ATTORNEY AT LAW
                            INGEN TECHNOLOGIES, INC.
                                 GENERAL COUNSEL
                            308 40th Street, Suite D
                            Manhattan Beach, CA 90266
                                  323-397-5380
                               310-545-1871 (fax)
                                PETEWILKE@AOL.COM
                                    Website:
                             WWW.PWILKEINDIEATTY.COM
                     Member of the California and Washington
                                 Bar Association


February 28, 2007

Mr. Dennis C. Hult
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Ingen Technologies, Inc.
         Your letter of February 22, 2007
         Your File No. 0-28704

Dear Mr. Hult,

Thank you for your letter of February 22, 2007 providing comments concerning a Form 8-K filed by Ingen Technologies, Inc. on February 21, 2007.

We have prepared and filed a Form 8-K/A. This filing includes, as exhibits thereto, a letter from the former auditing firm, Spector & Wong, LLP, dated February 19, 2006 (resignation letter), the engagement letter from our new auditors, Child, Van Wagoner & Bradshaw, PLLC, dated February 20, 2006, and a letter dated February 26, 2007, from our former auditing firm (per Item 304(a)(3)), agreeing with the content of the Form 8-K/A.

Please consider the following responses to your comments:

     1.   PLEASE AMEND THE REPORT TO INCLUDE ALL OF THE INFORMATION REQUIRED BY
          ITEM 304 OF REGULATION S-B. INCLUDE A LETTER FROM THE FORMER ACCOUNTANTS ADDRESSING THE REVISED DISCLOSURES. SEE ITEM 304(A)(3) OF REGULATION S-B. FILE THE AMENDMENT UNDER COVER OF FORM 8-K/A AND INCLUDE THE ITEM 4 DESIGNATION, INCLUDING THE LETTER FROM THE FORMER ACCOUNTANT FILED AS AN EXHIBIT 16.

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     Response:

     We have or will file (within the allotted time) the Form 8-K/A, including the letter from our former accountant, Spector & Wong, LLP. We believe the filing contains all required information under Item 304 of Regulation S-B.


     2. STATE WHETHER THE FORMER ACCOUNTANT RESIGNED, DECLINED TO STAND FOR REELECTION OR WAS DISMISSED, AND THE DATE. SEE ITEM 304(A)(L)(I) OF REGULATION S-B. THE DISCLOSURE SHOULD ALSO INDICATE WHETHER THE BOARD OF DIRECTORS RECOMMENDED OR APPROVED THE DECISION TO CHANGE ACCOUNTANTS. SEE ITEM 304(A)(L)(III) OF REGULATION S-B.

     Response:

     The former accountant resigned on February 19, 2007. The company's Board of Directors accepted the resignation (confirming management's oral acceptance) in its annual meeting held on February 24, 2007. A copy of that resolution is included herewith.

     3. IN ADDITION, ITEM 304(A)(L)(II) OF REGULATION S-B REQUIRES A STATEMENT WHETHER THE ACCOUNTANT'S REPORT ON THE FINANCIAL STATEMENTS FOR EITHER OF THE PAST TWO YEARS CONTAINED AN ADVERSE OPINION OR A DISCLAIMER OF OPINION OR WAS QUALIFIED OR MODIFIED AS TO UNCERTAINTY, AUDIT SCOPE OR ACCOUNTING PRINCIPLES; AND A DESCRIPTION OF THE NATURE OF EACH SUCH ADVERSE OPINION, DISCLAIMER OF OPINION, MODIFICATION OR QUALIFICATION. THIS WOULD INCLUDE DISCLOSURE OF UNCERTAINTY REGARDING THE ABILITY TO CONTINUE AS A GOING CONCERN IN THE ACCOUNTANT'S REPORT.

     Response:

     Except for a disclosure of uncertainty regarding the ability to continue as a going concern, the accountant did not express an adverse opinion, disclaimer of opinion, or that an opinion was qualified or modified as to uncertainty, audit scope or accounting principles. The going concern note to the relevant financial statements was a follows:

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liabilities and commitments in the normal course of business. In the near term, the Company expects operating costs to continue to exceed funds generated from operations. As a result, the Company expects to continue to incur operating losses and may not have sufficient funds to grow its business in the future. The Company can give no assurance that it will achieve profitability or be capable of sustaining profitable operations. As a result, operations in the near future are expected to continue to use working capital.

To successfully grow the individual segments of the business, the Company must decrease its cash burn rate, improve its cash position and the revenue base of each segment, and succeed in its ability to raise additional capital through a combination of primarily public or private equity offering or strategic alliances. The Company also depends on certain contractors, and its sole employee, the CEO, and the loss of any of those contractors or the employee, may harm the Company's business.

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     4.   THE DISCLOSURE SHOULD ALSO STATE WHETHER DURING THE REGISTRANT'S TWO
          MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD THROUGH THE DATE OF RESIGNATION, DECLINATION OR DISMISSAL THERE WERE ANY DISAGREEMENTS WITH THE FORMER ACCOUNTANT ON ANY MATTER OF ACCOUNTING PRINCIPLES OR PRACTICES, FINANCIAL STATEMENT DISCLOSURE, OR AUDITING SCOPE OR PROCEDURE, WHICH DISAGREEMENT(S), IF NOT RESOLVED TO THE SATISFACTION OF THE FORMER ACCOUNTANT, WOULD HAVE CAUSED IT TO MAKE REFERENCE TO THE SUBJECT MATTER OF THE DISAGREEMENT(S) IN CONNECTION WITH ITS REPORTS. IN THE EVENT OF DISAGREEMENT(S) AND/OR REPORTABLE EVENT(S), PROVIDE THE SPECIFIC DISCLOSURES REQUIRED BY ITEM 304(A)(1)(IV) OF REGULATION S-B.

     Response:

     There were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the stated time period.

     _________________________________________________________

     Please contact me directly should you have any questions or further concerns regarding this filing.

     Thank you very much.

     Respectfully,

     Ingen Technologies, Inc.


     By: /s/ Peter J. Wilke
         ----------------------
         Peter J. Wilke
         General Counsel

cc:  Ingen Technologies, Inc.

w/attachment as noted above


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                            INGEN TECHNOLOGIES, INC.

                              DIRECTORS' RESOLUTION

                                     2007.4

         BE IT KNOWN THAT, on the 24th day of February, 2007, at a duly constituted annual meeting of the Directors of Ingen Technologies, Inc., the following resolution was voted and approved upon motion duly made and seconded:

         The Board approves the Company's recent acceptance of the resignation of the auditing firm Spector & Wong, LLP and the engagement of the auditing firm Child, Van Wagoner & Bradshaw, PLLC. The resignation letter and the engagement letter have been supplied to us under separate cover (and are included as exhibits in an 8-K as filed on EDGAR February 21, 2007) and are not included as exhibits to this resolution.

                           CERTIFICATION BY SECRETARY

         I am the Secretary of this Meeting of Ingen Technologies, Inc. I hereby certify that the foregoing is a true and correct copy of the Resolution adopted by the Board of Directors of Ingen Technologies, Inc. on February 24, 2007 in accordance with the provisions of our Bylaws.

         This resolution was unanimously approved by the 4 directors in attendance at the annual meeting, Scott Sand, Chris Wirth, John Finazzo and Stephen O'Hara. Consent for the 2 directors not in attendance, Curt Miedema and Yong Sin Khoo, is included herewith.

         IN WITNESS WHEREOF, I have this 26th day of February , 2007 subscribed my name as Secretary of the Meeting of Ingen Technologies, Inc. and have caused the corporate seal to be affixed hereto (if such a seal exists).

/s/ Peter J. Wilke
----------------------------------------
Peter J. Wilke, Secretary of the Meeting

                                     CONSENT

         The undersigned Directors of Ingen Technologies, Inc. hereby acknowledge receipt of timely notice of the annual Directors' meeting held on February 24, 2007. We were unable to attend the meeting. We consent to Resolution 2007.4 as contained above. Faxed and electronic signatures are as valid as original signatures hereupon, and may be signed in counterparts.


/s/ Curt Miedema                                     /s/ Yong Sin Khoo
----------------                                     -----------------
Curt Miedema                                         Yong Sin Khoo



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